WRITER'S DIRECT DIAL (212) 574-1223

December 4, 2009

BY EDGAR AND FACSIMILE

H. Roger Schwall, Esq.
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aegean Marine Petroleum Network Inc.
Registration Statement on Form F-3
Filed November 5, 2009
File Number 333-162935

Form 20-F for the Fiscal Year Ended December 31, 2008
Filed April 22, 2009
Form 6-K/A for the Fiscal Quarter Ended June 30, 2009
Filed November 12, 2009
File No. 001-33179

Dear Mr. Schwall,

We refer to: (i) the Registration Statement on Form F-3 (the "Registration Statement"), filed by Aegean Marine Petroleum Network Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") on November 5, 2009; and (ii) the annual report on Form 20-F for the year ended December 31, 2008 (the "Annual Report"), filed on April 22, 2009.

By letter dated November 30, 2009 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments regarding the Registration Statement and Annual Report.

The Company has today filed via EDGAR Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"), addressing the Staff's comments contained in the Comment Letter.

On behalf of the Company, for your convenience, we are submitting the following documents by hand:

(1)	Six copies of the Amended Registration Statement; and

(2)	Five marked copies of the Amended Registration Statement, marked to show changes from the Registration Statement.

Securities and Exchange Commission
December 4, 2009

In addition, we are emailing a marked copy in .pdf format.

This letter responds to the Staff's Comment Letter.  The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

Registration Statement on Form F-3

General

1.	In your next amendment, include the forms of senior indenture and subordinated indenture as exhibits to the filing.

The Company has included the form of debt securities indenture as exhibit 4.3 to the Amended Registration Statement.  The Company no longer plans to include subordinated debt in the Registration Statement, and the references to the subordinated indenture have been deleted.

Selling Shareholders, page 11

2.
To omit selling shareholder information in the registration statement and provide such information later in a prospectus supplement, you must identify the initial offering transaction in which the securities were sold.  Refer to Rule 430B(b)(2) of the Securities Act.

The Company has expanded its disclosure under the section entitled "Selling Shareholders" of the Amended Registration Statement to further identify the initial offering transactions in which the Common Shares were acquired by the selling shareholders prior to the Company's initial public offering.

Description of Warrants, page 17

Description of Purchase Contracts, page 26

Description of Units, page 26

3.
We note that warrants, purchase contracts, and units may be composed of third-party securities.  It appears that such an issuance would involve the offer and sale of a separate security that is not being registered.  Please explain how the distribution of those third-party securities will be effected in compliance with the registration requirements of the Securities Act.  Additionally, disclose and discuss any applicable rules and regulations which would be applied to operations (for example, the applicability of the broker/dealer rules) under the Securities Exchange Act.

The Company has revised its disclosure under the sections of the Amended Registration Statement entitled "Description of Warrants", "Description of Purchase Contracts" and "Description of Units" to state that warrants, purchase contracts and units may only be composed of the Company's securities.

Securities and Exchange Commission
December 4, 2009

4.
You intend to register an offering that may consist of purchase contracts and units, the specific terms of which are intended to be described in a prospectus supplement.  Where the offered securities involve the issuance of a novel or complex security, we may have comments on the disclosure in the prospectus supplement.  In addition, the issuance of any novel or complex securities may represent a fundamental change to the information contained in the registration statement and/or a material change to the plan of distribution such that a post-effective amendment would be required.

The Company acknowledges the Staff's comment that where offered securities involve the issuance of novel or complex securities, the Staff may have comments on the disclosure in the prospectus supplement and that a post-effective amendment to the Registration Statement would be required should such issuance represent a fundamental change to the information contained in the Registration Statement.

5.
You state that you may issue warrants to purchase debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing.  Please expand your disclosure to sufficiently describe all other rights to be registered.

As noted in the Company's response to the Comment No. 3, the Company has revised its disclosure under the sections of the Amended Registration Statement entitled "Description of Warrants", "Description of Purchase Contracts" and "Description of Units" to state that warrants, purchase contracts and units may only be composed of the Company's securities.

Exhibit 5.1

6.
Please note that each time you do a takedown of any of these securities, you must file a "clean" opinion of counsel as an exhibit for any securities you are taking down.  Please confirm that you will file the appropriate clean opinions.

The Company confirms that each time it does a takedown of any securities registered under the Registration Statement, it will file a "clean" opinion of counsel as an exhibit.

7.
Obtain and file a new opinion that makes clear that it covers each component of each security that is being offered, including any "baskets" of securities or third-party securities that are being potentially offered or sold.

The Company has filed as exhibit 5.1 to the Amended Registration Statement a revised opinion that covers each component of each security that is being offered and notes that as set forth in response to Comment No. 3, the Company will not offer "baskets" of securities or third-party securities.

8.	Ensure that the opinion extends to the laws of the states whose laws will govern the senior and subordinated debt indentures.

The Company has filed as exhibit 5.1 to the Amended Registration Statement a revised opinion that extends to the laws of the State of New York that will govern the debt securities indenture.

Securities and Exchange Commission
December 4, 2009

9.
We note that in connection with the issuance of units, you may issue one or more equity securities.  Please obtain a revised opinion which states that the equity securities to be issued as part of the units will be legally issued, fully paid, and non-assessable.

The Company has filed as exhibit 5.1 to the Amended Registration Statement a revised opinion that the equity securities to be issued as part of the units will be legally issued, fully paid and non assessable when issued, sold and paid for as contemplated in the applicable prospectus supplement.

Form 20-F for the Fiscal Year Ended December 31, 2008

Protection and Indemnity Insurance, page 42

10.
We note you hold insurance coverage through a mutual protection and indemnity association, which may require you to be liable for amounts based on your claim records as well as the records of other members of the association and the International Group.  To further our understanding, please provide us with further detail as to the terms of your participation in and coverage provided by the P&I Associations.  Please identify the amounts you have recorded in your financial statements for the reporting periods included in your filing and describe your accounting policy for such amounts with reference to specific accounting literature, as appropriate.  In your response, please describe the provisions or additional liabilities you might be responsible for upon termination of your current coverage.

Protection and indemnity, or P&I, policies cover the Company's third-party liabilities arising from owning ships or operating ships as principals.  P&I policies are provided by mutual protection and indemnity associations, or P&I Associations.  A member of a P&I Association that is a member of the International Group of P&I Associations is typically subject to possible supplemental amounts or calls, payable to its P&I Associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group.  To the extent the Company experiences supplemental calls, its policy is to expense such amounts.  However, the Company, under its arrangements with its P&I Associations, has not experienced, and does not expect to be subject to, any material supplemental calls in the foreseeable future.  Accordingly, it has not booked any amounts representing possible supplemental calls.

The Company further advises the Staff that its P&I policies cover third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal.  The Company's coverage under the P&I policies, except for pollution, is unlimited.  The Company's current P&I policy coverage for pollution is up to $1.0 billion per vessel per incident.  The Company's P&I policies are subject to deductibles generally ranging from $50,000 for collisions and damage to third party property; $20,000 for all cargo claims; $10,000 for stowaway claims (subject to a maximum of $50,000 per voyage) and $7,500 for all crew claims and all other claims per each accident or occurrence.

Securities and Exchange Commission
December 4, 2009

Consolidated Balance Sheets, page F-4

11.
Please expand your disclosure, or include as a separate schedule, to reconcile the allowance for doubtful accounts beginning and ending balances.  We refer you to the guidance at Item 17 of Form 20-F and Rule 12-09 of Regulation S-X.

In response to the Staff's comment, the Company provides the Staff with the reconciliation of the allowance for doubtful accounts beginning and ending balances, as follows:

(Amounts in thousands of USD)
Allowance for Doubtful Accounts Balance, December 31, 2005	694
Collection of accounts that had previously been provided for	(183)
Additions to the allowance per accounting policy	595
Allowance for Doubtful Accounts Balance, December 31, 2006	1,106

Allowance for Doubtful Accounts Balance, December 31, 2006	1,106
Collection of accounts that had previously been provided for	(220)
Additions to the allowance per accounting policy	717
Allowance for Doubtful Accounts Balance, December 31, 2007	1,603

Allowance for Doubtful Accounts Balance, December 31, 2007	1,603
Collection of accounts that had previously been provided for	(719)
Additions to the allowance per accounting policy	439
Allowance for Doubtful Accounts Balance, December 31, 2007	1,323

Rule 12-09 of Regulation S-X states that in cases where the additions and deductions to reserves are not individually significant, such additions and deductions may be grouped into one total, and the descriptions of additions and deductions may be omitted from disclosure.  As the balance and activity related to the allowance for doubtful accounts receivables and sales returns is considered immaterial to the consolidated financial statements as a whole, the Company believes that these amounts are not material to an investor.

Therefore, the Company respectfully submits that a reconciliation of the allowance for doubtful accounts beginning and ending balances should not be required.  The Company will disclose such information in accordance with the requirements of Rule 12-09 of Regulation S-X if the reconciling items become significant in the future.

Securities and Exchange Commission
December 4, 2009

Consolidated Statements of Cash Flows, page F-7

12.
Please provide us with a schedule that reconciles the changes in "trade payables" and "accrued and other current liabilities" per the cash flow statement for the year ended December 31, 2008 to the differences in the balances reported on your balance sheets as of December 31, 2007 and 2008.

In response to the Staff's comment, the Company provides the Staff with the schedules reconciling the balances of "trade payables" and "accrued and other current liabilities" per the cash flow statement for the year ended December 31, 2008 to the differences in the balances reported on the balance sheets as of December 31, 2007 and 2008.

Trade Payables

(Amounts in thousands of USD)
Trade Payables, December 31 2007	105,055
Trade Payables, December 31 2008	90,279
Decrease in Trade Payables	(14,776)
Trade Payables assumed upon acquisition of ICS	(19,951)
Trade Payables relating to dry-docking and advances for vessels under construction	(953)
(Decrease) in Trade Payables per the Statement of Cash Flows (Operating Activities)	(35,680)

Accrued and Other Current Liabilities

(Amounts in thousands of USD)
Accrued and Other Current Liabilities, December 31, 2007	9,470
Accrued and Other Current Liabilities, December 31, 2008	12,204
Increase in Accrued and Other Current Liabilities	2,734
Accrued and Other Current Liabilities assumed upon acquisition of ICS	(14,578)
Effect of changes in foreign currency exchange rates	(591)
Provision for Income Taxes	(1,879)
(Decrease) in Accrued and Other Current Liabilities per the Statement of Cash Flows (Operating Activities)	(14,314)

The Company notes that the material reconciling amounts shown above are disclosed elsewhere in the statement of cash flows or footnotes.

19.  Income Taxes, page F-37

13.
We note your income tax expense has increased significantly for the year ended December 31, 2008.  You have disclosed on page 42 that other than in Canada, you do not incur a material amount of tax in any other jurisdiction in which you operate.  Considering the acquisition of ICS during fiscal year 2008 and the significant increase to tax expense, please revise your disclosure to provide the relevant material information required by SFAS 109.

Securities and Exchange Commission
December 4, 2009

In response to the Staff's comment, the Company provides the Staff with an explanation of its assessment of the disclosures required under SFAS 109 considering the recent acquisition of ICS and the resulting increase in income tax liabilities.  The Company believes that the following disclosure requirements of SFAS 109 are relevant to its operations as of December 31, 2008:

(1)	Components of net deferred tax assets or liabilities, as required by paragraph 43.

(2)	Tax effect of temporary differences, as required by paragraph 44.

(3)	Significant components of income tax expense, as required by paragraph 45.

(4)	A reconciliation of the effective income tax rate to the statutory tax rate, as required by paragraph 47.

(5)	The amounts and expiration dates of operating loss and tax credit carryforwards, as required by paragraph 48.

The Company has deemed the other disclosures included in SFAS 109 to be not applicable to the Company due to the lack of discontinued operations and stand-alone financial statements for subsidiaries.

The Company performed its assessment of the required disclosures in consideration of the statement at the beginning of SFAS 109, which limits the requirements of the standard to material items.  The Company assessed the materiality of each of the above disclosures using Staff Accounting Bulletin Topic 1-M as a framework.  The Company limits its consideration to the Canadian subsidiaries because as of December 31, 2008, approximately $1.7 million, or approximately 90%, of the total tax expense of $1.9 million was incurred by these subsidiaries.  The remaining $200,000 is, in the Company's opinion, neither qualitatively nor quantitatively material to the readers of the financial statements.

(1)	Components of net deferred tax assets or liabilities.

The Company did not record any deferred tax assets or liabilities as of December 31, 2008 in the balance sheet because the temporary differences that would create such assets or liabilities were deemed to be immaterial, as discussed below.  As such, any additional disclosure of the components of such assets or liabilities was deemed by the Company not to be useful to the readers of the financial statements.

(2)	Tax effect of temporary differences.

As of December 31, 2008, the Company had approximately $17,000 of temporary differences, primarily relating to fixed assets.  The Company believes that this balance is both quantitatively and qualitatively immaterial to the readers of the financial statements.

Securities and Exchange Commission
December 4, 2009

(3)	Significant components of income tax expense.

The Company does not have any government grants or any material operating loss carryforwards, so its consideration of the components of income tax expense was limited to current and deferred expenses.  Due to the immateriality of the temporary differences, as discussed above, the Company has not recorded any deferred income tax assets or liabilities.  As such, income tax expense consists primarily of current tax expense, and has no other significant components.

(4)	A reconciliation of the effective income tax rate to the statutory rate.

The statutory tax expense incurred by the Canadian subsidiaries during the year ended December 31, 2008, based on a Canadian federal statutory rate of 30.5%, was $1,607,199, on net income of $5,269,505.  The effective tax expense for these same entities was $1,699,902, for an effective tax rate of 32.3%.  The difference in the tax rates is caused by the small permanent differences, primarily relating to non-deductible meal and entertainment expenses and capitalized legal fees.  Quantitatively, the statutory and effective income tax expenses are not significantly different, with the total difference being approximately $92,703. As such, this disclosure was deemed by the Company not to be useful to the readers of the financial statements.

(5)	The amounts and expiration dates of operating loss and tax credit carryforwards.

When the Company acquired the ICS entities in 2008 it also acquired the benefit of a loss carryforward of $90,000 which was used to reduce expense in the 2008 calculation of income tax expense.  The Company believes that this item was immaterial and did not require disclosure.  In addition, as the entire balance was used by December 31, 2008, the Company believes that there were no remaining unused operating loss or tax credit carryforwards that would require disclosure under this requirement.

The Company advises the Staff that it will disclose in future filings information required by SFAS 109 that would be material to the readers of the financial statements.

* * * * *

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
December 4, 2009

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Arthur Kozyra at (212) 574-1363.

Very truly yours,

SEWARD & KISSEL LLP

	By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc: Mr. E. Nikolas Tavlarios, President
Aegean Marine Petroleum Network Inc.
299 Park Avenue, 2nd Floor
New York, New York 10171